
Mail Stop 3720

March 1, 2010

Mr. Thomas M Kitchen
Chief Financial Officer
Stewart Enterprises, Inc.
1333 South Clearview Parkway
Jefferson, Louisiana 70121

      RE: Stewart Enterprises, Inc.
             Form 10-K for the year ended October 31, 2009
             Filed December 12, 2009
             File No. 1-15449

Dear Mr. Kitchen:

We have reviewed your filing and have the following comments. Please address the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended October 31, 2009

Supplemental Trust Portfolio Information, page 31

1. We note your statements that "In our preneed funeral and cemetery merchandise and services trusts, as of October 31, 2009 and October 31, 2008, the fair market value of the investments in the trusts were $192.9 million and $253.6 million, respectively, lower than our cost basis… In our cemetery perpetual care trusts, as of October 31, 2009 and October 31, 2008, the fair market value of our investments were $56.7 million and $81.0 million, respectively, lower than our cost basis… Securities representing unrealized losses totaling $258.8 million were also in a loss position at October 31, 2008, up from $254.8 million at the end of last year." Since you have such large unrealized losses, which have only been partially recovered in the last year, tell us in detail how you determined that these losses are not other-than-temporary. Refer to your basis in ASC 320.

Deferred Revenue and Revenue Recognition, page 34

2. We note your statement that "From time to time, unidentified contracts are presented to us primarily relating to contracts sold prior to the time we acquired certain businesses. In addition, from time to time, we have identified in our backlog, certain contracts in which services or merchandise have already been delivered. Using historical trends and statistical analysis, we record an estimated net liability for these items." Based on this statement, tell us how you determined that your disclosure controls and procedures as well as your internal controls over financial reporting are effective.

(2) Summary of Significant Accounting Polices, page 59

 (g) Goodwill, page 60

3. We note that you re-evaluated your reporting units and reduced the number of reporting units from 13 to eight. Referring to your basis in accounting literature, tell us how you determined that you now have eight reporting units versus 13.

 (j) Cemetery Revenue, page 63

4. We note your statement on page 64 that "The Company is currently utilizing some of the cash that could be withdrawn from the trusts to satisfy its funding obligation resulting from realized capital losses recorded in the fourth quarter of 2008 and fiscal year 2009." In this regard please tell us and disclose in your Liquidity section:
   - The amount of your realized capital losses and how much cash you withdrew from the trusts to satisfy your funding obligations.
   - How much cash is currently available to be withdrawn from the trusts.
   - If future realized capital losses stay consistent or increase will you have enough cash to satisfy your future funding obligations.

 (s) Derivatives, page 67

5.   Please provide all the disclosure required by ASC 815 or tell us why you are not required
        to provide them.

(4) Preneed Funeral Activities, page 74

6.   We note your statement that you manage a covered call program on your equity securities.
        The covered calls constitute a hedge on $20,672,000 of the common stock. Please tell us
        your accounting for your covered call program, refer to your basis in accounting
        literature.

(13) Impairment of Goodwill, page 96

7.   In light of your recent impairment and your significant goodwill balance we expect robust
        and comprehensive disclosure both in your footnote and in your critical accounting
        policies regarding your impairment testing policy. This disclosure should provide
        investors with sufficient information about management's insights and assumptions with
        regard to the recoverability of goodwill. Specifically, please disclose the following
        information for each reporting unit (with material goodwill) that is at risk of failing step
        one of the goodwill impairment test:

        - Percentage by which fair value exceeded carrying value as of the date of the most
          recent test;
        - Amount of goodwill allocated to the reporting unit;
        - Description of the methods and key assumptions used and how the key assumptions
          were determined;
        - Discussion of the degree of uncertainty associated with the key assumptions. The
          discussion regarding uncertainty should provide specifics to the extent possible (e.g.,
          the valuation model assumes recovery from a business downturn within a defined
          period of time); and
        - Description of potential events and/or changes in circumstances that could reasonably
          be expected to negatively affect the key assumptions.

        Otherwise disclose, if true, in your critical accounting policies that none of your
        reporting units with significant goodwill is at risk of failing step one of the
        goodwill impairment test.

        In your response please include a draft of your proposed disclosures.

                                        *   *   *   *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Inessa Kessman, Senior Staff Accountant, at (202) 551-3371 or Ivette Leon, Assistant Chief Accountant at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Advisor, at (202) 551-3367 or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director